Exhibit 11.4

620 Freedom Business Center, Suite 210

King of Prussia. PA 19406

Phone: (610) 205-6028

Email: jeffrey.waldron@griffinfingroup.com

July 19, 2021

Board of Directors

Amalgamated Specialty Group Holdings, Inc.,

8401 Connecticut Avenue, Suite 300

Chevy Chase, Maryland 20815

We hereby consent to the reference to Griffin Financial Group, LLC in the Amalgamated Specialty Group Holdings, Inc. (the “Company”) offering circular that relates to our delivery of a fairness opinion to the audit committee of the board of directors of the Company in connection with its proposed acquisition of American Risk Management, Inc. By filing this consent, we do not admit that we are an expert within the meaning SEC Rule 436.

Very truly yours,

Jeffrey P. Waldron
Senior Managing Director

JPWGRIFFIN:dae